AMENDMENT TO THE BY-LAWS OF THE GREEN CENTURY FUNDS

ARTICLE VI

OFFICERS

Section 2. Term of Office and Qualifications. Except as otherwise provided by law, the Declaration or these By-Laws, the President, the Treasurer and the Secretary shall hold office until his respective successor shall have been duly elected and qualified, and all other officers shall hold office at the pleasure of the Trustees. The offices of President and Vice President shall not be held by the same person. Except as above provided, any two offices may be held by the same person. Any officer may be, but does not need to be, a Trustee or Shareholder.